UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of December 2006

FIAT S.p.A.
(Translation of Registrant’s name into English)

Via Nizza 250
Torino, Italy 10126
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

(Indicate by check mark whether the registrant by
furnishing the information contained in the form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes [ ] No [X]

TABLE OF CONTENTS

Completion of the partnership in auto financing between Fiat Auto and Crédit Agricole S.A.

SIGNATURES

Completion of the partnership in auto financing
between Fiat Auto and Crédit Agricole S.A.

Paris and Turin 28 December 2006 - Fiat Auto and Crédit Agricole completed the transaction announced in July for the creation of a 50/50 joint venture, Fiat Auto Financial Services (“FAFS”), which will handle Fiat Auto’s main financing activities in Europe (retail auto financing, dealership financing, and long-term car rental and fleet management).

In particular, the following actions took place today:
•
Synesis Finanziaria (a company held equally by Unicredito, Banca Intesa, Capitalia, and San Paolo-IMI) sold to Fiat Auto, upon exercise of its call option, for 479 million euros 51% of Fidis Retail Italia, a company controlling the Fiat Auto European retail financing activities, which has changed its corporate name into FAFS;

•	FAFS acquired certain Fiat Auto subsidiaries currently active in the European Fiat Auto dealer financing and renting business;
•
Fiat Auto sold to Sofinco, the wholly owned consumer credit subsidiary of Crédit Agricole, 50% share capital of FAFS for a total cash consideration of 1 billion euros subject to usual price adjustment clauses;

•	Crédit Agricole/Sofinco refinanced FAFS entities’ for the entire debt with the Fiat Group and part of their debt to third parties.

For the Fiat Group these transactions will result in a capital gain of approximately 450 million euros, an overall cash-in in excess of 3 billion euros (including the repayment of intercompany debt) and a reduction in net industrial debt by approximately 350 million euros.

For Crédit Agricole, this investment accelerates the development of its consumer finance business in Europe, and increases the contribution of international operations to Group results, in line with the objectives outlined in its Development Plan of December 2005.

FAFS will manage all the main financial activities of Fiat Auto in Europe, and in particular the activities regarding financing of Fiat Auto Dealerships, of Private Clients, as well as leasing and renting services for Business Fleets. Managing a portfolio of over 13 billion Euros, FAFS will benefit, on the one hand, of the expected growth of Fiat Auto sales, and on the other hand, of the long lasting experience of Crédit Agricole in consumer finance and of its financial strength.

FAFS is jointly controlled by the two partners. The Chairman of FAFS, Patrick Valroff, who joined Sofinco in 1991, is currently Head of the Specialised Financial Services of Crédit Agricole S.A. and Chairman & CEO of Sofinco. The CEO is Alain Breuils, Senior Vice President of Fiat Group’s Financial Services, with a long international experience in automotive financial services.

Sergio Marchionne, CEO of Fiat and Fiat Auto, declared: “This Joint Venture will further strengthen our support to Fiat Auto final customers and dealers, and will represent an essential contribution to the achievement of our ambitious sales objectives in Western Europe. With this alliance, Crédit Agricole becomes a strategic financial partner for Fiat Auto and the Fiat Group.”

Georges Pauget, CEO of Crédit Agricole S.A., declared: “This transaction has been realized in a short time frame which demonstrates the will of both partners to share their respective know-how for the benefit of Fiat Auto Financial Services and Crédit Agricole. This joint venture with a major automobile manufacturer is another confirmation of Crédit Agricole’s ability to operate through partnerships.”

About Crédit Agricole:
Specialized Financial Services encompasses three business lines: consumer finance, lease finance and factoring. In consumer finance, Crédit Agricole has a leading position in the European market, managing through its subsidiaries Sofinco and Finaref more than EUR37 billion of assets in 15 European countries.

About Fiat Auto:
Fiat Auto is one of Europe's leading car manufacturers with worldwide unit sales of more than 1.9 million vehicles in the past 12 months and 2005 revenues in excess of EUR 19.5 billion. With its three well-established brands - Fiat, Alfa Romeo and Lancia - as well as a strong presence in light commercial vehicles, Fiat Auto has a nearly 8% share of the Western European auto market.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 29, 2006

FIAT S.p.A.

BY: /s/ Fabio Spirito
_____________________________

Fabio Spirito

Power of Attorney